INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the

General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item

3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond

Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)

FIDELITY

concerned or implicated or with respect to any one

audit or examination is limited to the amount stated

Loss resulting from any dishonest or fraudulent

opposite Audit Expense in Item 3 of the Declarations;

act(s), including Larceny or Embezzlement committed

it being understood, however, that such expense shall

by an Employee, committed anywhere and whether

be deemed to be a loss sustained by the Insured

committed alone or in collusion with others, including

through any dishonest or fraudulent act(s), including

loss of Property resulting from such acts of an

Larceny or Embezzlement of one or more of the

Employee, which Property is held by the Insured for

Employees and the liability under this paragraph shall

any purpose or in any capacity and whether so held

be in addition to the Limit of liability stated in Insuring

gratuitously or not and whether or not the Insured is

Agreement (A) in Item 3 of the Declarations.

liable therefor.

(C)

ON PREMISES

Dishonest or fraudulent act(s) as used in this

Insuring Agreement shall mean only dishonest or

Loss of Property (occurring with or without

fraudulent act(s) committed by such Employee with

negligence or violence) through robbery, burglary,

the manifest intent:

Larceny, theft, holdup, or other fraudulent means,

misplacement,

mysterious

unexplainable

(a)

to cause the Insured to sustain such loss;

disappearance, damage thereto or destruction thereof,

and

abstraction or removal from the possession, custody

(b)

to obtain financial benefit for the Employee,

or control of the Insured, and loss of subscription,

or for any other person or organization

conversion, redemption or deposit privileges through

intended by the Employee to receive such

the misplacement or loss of Property, while the

benefit, other than salaries, commissions,

Property is (or is supposed or believed by the Insured

fees, bonuses, promotions, awards, profit

to be) lodged or deposited within any offices or

sharing,

pensions

or

other

employee

premises located anywhere, except in an office listed

benefits earned in the normal course of

in Item 4 of the Declarations or amendment thereof

employment.

or in the mail or with a carrier for hire other than an

armored motor vehicle company, for the purpose of

(B)

AUDIT EXPENSE

transportation.

Expense incurred by the Insured for that part of

Offices and Equipment

the costs of audits or examinations required by any

governmental regulatory authority to be conducted

(1)

Loss of or damage to, furnishings, fixtures,

either by such authority or by an independent

stationery, supplies or equipment, within any

accountant by reason of the discovery of loss

of the Insured's offices covered under this

sustained by the Insured through any dishonest or

bond caused by Larceny or theft in, or by

fraudulent act(s), including Larceny or Embezzlement

burglary, robbery or holdup of such office,

of any of the Employees. The total liability of the

or attempt thereat, or by vandalism or

Underwriter for such expense by reason of such acts

malicious mischief; or

of any Employee or in which such Employee is

41206 (9/84)

(2)

loss through damage to any such office by

shareholder

or

subscriber

to

shares,

whether

Larceny or theft in, or by burglary, robbery

certificated or uncertificated, of an Investment

or holdup of such office or attempt thereat,

Company,

financial

or

banking

institution

or

or to the interior of any such office by

stockbroker, withdrawal orders or receipts for the

vandalism or malicious mischief provided, in

withdrawal of funds or Property, or receipts or

any event, that the Insured is the owner of

certificates of deposit for Property and bearing the

such

offices,

furnishings,

fixtures,

name of the Insured as issuer, or of another

stationery, supplies or equipment or is

Investment Company for which the Insured acts as

legally liable for such loss or damage,

agent, excluding, however, any loss covered under

always excepting, however, all loss or

Insuring Agreement (F) hereof whether or not

damage through fire.

coverage for Insuring Agreement (F) is provided for

in the Declarations of this bond.

(D)

IN TRANSIT

Any check or draft (a) made payable to a

Loss of Property (occurring with or without

fictitious payee and endorsed in the name of such

negligence or violence) through robbery, Larceny,

fictitious payee or (b) procured in a transaction with

theft, holdup, misplacement, mysterious unexplainable

the maker or drawer thereof or with one acting as an

disappearance, being lost or otherwise made away

agent of such maker or drawer or anyone

with, damage thereto or destruction thereof, and loss

impersonating another and made or drawn payable to

of subscription, conversion, redemption or deposit

the one so impersonated and endorsed by anyone

privileges through the misplacement or loss of

other than the one impersonated, shall be deemed to

Property, while the Property is in transit anywhere in

be forged as to such endorsement.

the custody of any person or persons acting as

messenger, except while in the mail or with a carrier

Mechanically reproduced facsimile signatures

for hire, other than an armored motor vehicle

are treated the same as handwritten signatures.

company, for the purpose of transportation, such

transit to begin immediately upon receipt of such

(F)

SECURITIES

Property by the transporting person or persons, and to

end immediately upon delivery thereof at destination.

Loss sustained by the Insured, including loss

sustained by reason of a violation of the constitution,

(E)

FORGERY OR ALTERATION

by-laws, rules or regulations of any Self Regulatory

Organization of which the Insured is a member or

Loss through FORGERY or ALTERATION

which would have been imposed upon the Insured by

of, on or in any bills of exchange, checks, drafts,

the constitution, by-laws, rules or regulations of any

acceptances, certificates of deposit. promissory notes,

Self Regulatory Organization if the Insured had been

or other written promises, orders or directions to pay

a member thereof,

sums certain in money,

due bills, money orders,

warrants, orders upon public treasuries, letters of

(1)

through the Insured’s having, in good faith

credit, written instructions, advices or applications

and in the course of business, whether for

directed to the Insured, authorizing or acknowledging

its own account or for the account of

the transfer, payment, delivery or receipt of funds or

others, in any representative, fiduciary,

Property, which instructions or advices or applications

agency or any other capacity, either

purport to have been signed or endorsed by any

gratuitously or otherwise, purchased or

customer of the Insured, shareholder or subscriber to

otherwise acquired, accepted or received,

shares, whether certificated or uncertificated, of any

or sold or delivered, or given any value,

Investment Company or by any financial or banking

extended any credit or assumed any

institution or stockbroker but which instructions,

liability, on the faith of, or otherwise acted

advices or applications either bear the forged

upon, any securities, documents or other

signature or endorsement or have been altered

written instruments which prove to have

without the knowledge and consent of such customer,

been

41206 (9/84)

(a) counterfeited, or

(G)

COUNTERFEIT CURRENCY

(b) forged as to the signature of any

maker,

drawer,

issuer,

endorser,

Loss through the receipt by the Insured, in good

assignor, lessee, transfer agent or

faith, of any counterfeited money orders or altered

registrar, acceptor, surety or guarantor

paper currencies or coin of the United States of

or as to the signature of any person

America or Canada issued or purporting to have been

signing in any other capacity, or

issued by the United States of America or Canada or

(c) raised or otherwise altered, or lost, or

issued pursuant to a United States of America or

stolen, or

Canadian statute for use as currency.

(2)

through the Insured’s having, in good faith

(H)

STOP PAYMENT

and in the course of business, guaranteed in

writing

or

witnessed

any

signatures

Loss against any and all sums which the

whether for valuable consideration or not

Insured shall become obligated to pay by reason of

and whether or not such guaranteeing or

the Liability imposed upon the Insured by law for

witnessing is ultra vires the Insured, upon

damages:

any transfers, assignments, bills of sale,

powers

of

attorney,

guarantees,

For having either complied with or failed to

endorsements or other obligations upon or

comply with any written notice of any

in

connection

with

any

securities,

customer, shareholder or subscriber of the

documents or other written instruments and

Insured or any Authorized Representative of

which pass or purport to pass title to such

such customer, shareholder or subscriber to

securities, documents or other written

stop payment of any check or draft made or

instruments; EXCLUDING, losses caused

drawn by such customer, shareholder or

by FORGERY or ALTERATION of, on or

subscriber or any Authorized Representative of

in those instruments covered under Insuring

such customer, shareholder or subscriber, or

Agreement (E) hereof.

For having refused to pay any check or draft

Securities, documents or other written

made or drawn by any customer, shareholder or

instruments shall be deemed to mean

subscriber of the Insured or any Authorized

original (including original counterparts)

Representative of such customer, shareholder

negotiable or non-negotiable agreements

or subscriber.

which in and of themselves represent an

equitable interest, ownership, or debt,

(I)

UNCOLLECTIBLE ITEMS OF DEPOSIT

including an assignment thereof which

instruments are in the ordinary course of

Loss resulting from payments of dividends or

business, transferable by delivery of such

fund shares, or withdrawals permitted from any

agreements

with

any

necessary

customer’s, shareholder’s or subscriber’s account

endorsement or assignment.

based upon Uncollectible Items of Deposit of a

customer, shareholder or subscriber credited by the

The word "counterfeited" as used in this

Insured or the Insured’s agent to such customer’s,

Insuring Agreement shall be deemed to

shareholder’s or subscriber’s Mutual Fund Account;

mean any security, document or other

or

written instrument which is intended to

deceive and to be taken for an original.

loss resulting from any Item of Deposit

processed through an Automated Clearing House

Mechanically produced facsimile signatures

which is reversed by the customer, shareholder or

are treated the same as handwritten

subscriber and deemed uncollectible by the Insured.

signatures.

41206 (9/84)

Loss includes dividends and interest accrued

Fire Insurance Company of Pittsburgh, PA for

not to exceed 15% of the Uncollectible Items which

Uncollectible Items of Deposit. Regardless of the

are deposited.

number of transactions between Fund(s), the

minimum number of days of deposit within the

This Insuring Agreement applies to all Mutual

Fund(s) before withdrawal as declared in the Fund(s)

Funds with “exchange privileges” if all Fund(s) in the

prospectus shall begin from the date a deposit was

exchange program are insured by a National Union

first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-

The Underwriter will indemnify the Insured

CONSOLIDATION OR MERGER-NOTICE

against court costs and reasonable attorneys' fees

incurred and paid by the Insured in defense, whether or

1.

If the Insured shall, while this bond is in

not successful, whether or not fully litigated on the

force, establish any additional office or

merits and whether or not settled of any suit or legal

offices, such office or offices shall be

proceeding brought against the Insured to enforce the

automatically covered hereunder from the

Insured's liability or alleged liability on account of any

dates of their establishment, respectively. No

loss, claim or damage which, if established against the

notice to the Underwriter of an increase

Insured, would constitute a loss sustained by the

during any premium period in the number of

Insured covered under the terms of this bond provided,

offices or in the number of Employees at any

however, that with respect to Insuring Agreement (A)

of the offices covered hereunder need be

this indemnity shall apply only in the event that

given and no additional premium need be paid

for the remainder of such premium period.

(1)

an Employee admits to being guilty of any

dishonest or fraudulent act(s), including

2.

If an Investment Company, named as

Larceny or Embezzlement; or

Insured herein, shall, while this bond is in

(2)

an Employee is adjudicated to be guilty of

force, merge or consolidate with, or purchase

any dishonest or fraudulent act(s), including

the assets of another institution, coverage for

Larceny or Embezzlement;

such acquisition shall apply automatically

(3)

in the absence of (1) or (2) above an

from the date of acquisition. The Insured

arbitration panel agrees, after a review of

shall

notify

the

Underwriter

of

such

an agreed statement of facts, that an

acquisition within 60 days of said date, and an

Employee would be found guilty of

additional premium shall be computed only if

dishonesty

if

such

Employee

were

such acquisition involves additional offices or

prosecuted.

employees.

The Insured shall promptly give notice to the

B.

WARRANTY

Underwriter of any such suit or legal proceeding and

at the request of the Underwriter shall furnish it with

No statement made by or on behalf of the

copies of all pleadings and other papers therein. At

Insured, whether contained in the application or

the Underwriter's election the Insured shall permit the

otherwise, shall be deemed to be a warranty of

Underwriter to conduct the defense of such suit or

anything except that it is true to the best of the

legal proceeding, in the Insured's name, through

knowledge and belief of the person making the

attorneys of the Underwriter's selection. In such

statement.

event, the Insured shall give all reasonable information

and assistance which the Underwriter shall deem

C.

COURT COSTS AND ATTORNEYS' FEES

necessary to the proper defense of such suit or legal

(Applicable to all Insuring Agreements or

proceeding.

Coverages now or hereafter forming part of this

bond)

If the amount of the Insured's liability or alleged

41206 (9/84)

liability is greater than the amount recoverable under

D.

FORMER EMPLOYEE

this bond, or if a Deductible Amount is applicable, or

both, the liability of the Underwriter under this

Acts of an Employee, as defined in this bond,

General Agreement is limited to the proportion of

are covered under Insuring Agreement (A) only while

court costs and attorneys' fees incurred and paid by

the Employee is in the Insured's employ. Should loss

the Insured or by the Underwriter that the amount

involving a former Employee of the Insured be

recoverable under this bond bears to the total of such

discovered

subsequent

to

the

termination

of

amount plus the amount which is not so recoverable.

employment, coverage would still apply under Insuring

Such indemnity shall be in addition to the Limit of

Agreement (A) if the direct proximate cause of the

Liability for the applicable Insuring Agreement or

loss occurred while the former Employee performed

Coverage.

duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

performing acts coming within the

SECTION 1. DEFINITIONS

scope of the usual duties of an officer

or employee or while acting as a

The following terms, as used in this bond, shall

member of any committee duly elected

have the respective meanings stated in this Section:

or appointed to examine or audit or

have custody of or access to the

(a)

"Employee" means:

Property of the Insured, and

(6) any individual or individuals assigned to

(1) any of the Insured's officers, partners,

perform

the

usual

duties

of

an

or employees, and

employee within the premises of the

(2) any of the officers or employees of any

Insured, by contract, or by any agency

predecessor of the Insured whose

furnishing temporary personnel on a

principal assets are acquired by the

contingent or part-time basis, and

Insured by consolidation or merger

(7) each natural person, partnership or

with, or purchase of assets or capital

corporation

authorized

by

written

stock of such predecessor. and

agreement with the Insured to perform

(3) attorneys retained by the Insured to

services as electronic data processor of

perform legal services for the Insured

checks or other accounting records of

and the employees of such attorneys

the Insured, but excluding any such

while such attorneys or the employees

processor who acts as transfer agent or

of such attorneys are performing such

in any other agency capacity in issuing

services for the Insured, and

checks, drafts or securities for the

(4) guest students pursuing their studies or

Insured, unless included under Sub-

duties in any of the Insured's offices,

section (9) hereof, and

and

(8) those persons so designated in Section

(5) directors or trustees of the Insured, the

15, Central Handling of Securities, and

investment

advisor,

underwriter

(9) any officer, partner or Employee of

(distributor),

transfer

agent,

or

shareholder accounting record keeper,

a)

an investment advisor,

or administrator authorized by written

b)

an underwriter (distributor),

agreement to keep financial and/or

c)

a transfer agent or shareholder

other required records, but only while

accounting record-keeper, or

41206 (9/84)

d)

an administrator authorized by

debts, debentures, scrip, certificates, interim

written

agreement

to

keep

receipts,

warrants,

rights,

puts,

calls,

financial and/or other required

straddles,

spreads,

transfers,

coupons,

records,

drafts, bills of exchange, acceptances,

notes, checks, withdrawal orders, money

for an Investment Company named as

orders, warehouse receipts, bills of lading,

Insured while performing acts coming

conditional sales contracts, abstracts of title,

within the scope of the usual duties of

insurance policies, deeds, mortgages under

an

officer

or

Employee

of

any

real estate and/or chattels and upon

Investment Company named as Insured

interests therein, and assignments of such

herein, or while acting as a member of

policies, mortgages and instruments, and

any

committee

duly

elected

or

other valuable papers, including books of

appointed to examine or audit or have

account and other records used by the

custody of or access to the Property of

Insured in the conduct of its business, and

any

such

Investment

Company,

all other instruments similar to or in the

provided

that only Employees or

nature of the foregoing including Electronic

partners

of

a

transfer

agent,

Representations

of

such

instruments

shareholder accounting record-keeper

enumerated above (but excluding all data

or administrator which is an affiliated

processing records) in which the Insured

person as defined in the Investment

has an interest or in which the Insured

Company

Act

of

1940,

of

an

acquired or should have acquired an

Investment Company named as Insured

interest by reason of a predecessor's

or is an affiliated person of the adviser,

declared financial condition at the time of

underwriter or administrator of such

the Insured's consolidation or merger with,

Investment Company, and which is not

or purchase of the principal assets of, such

a bank, shall be included within the

predecessor or which are held by the

definition of Employee.

Insured for any purpose or in any capacity

and whether so held by the Insured for any

Each employer of temporary personnel

purpose or in any capacity and whether so

or processors as set forth in Sub-

held gratuitously or not and whether or not

Sections (6) and of Section 1(a) and

the Insured is liable therefor.

their partners, officers and employees

shall collectively be deemed to be one

(c)

"Forgery" means the signing of the name of

person for all the purposes of this bond,

another with intent to deceive; it does not

excepting, however, the last paragraph

include the signing of one's own name with

of Section 13.

or without authority, in any capacity, for

any purpose.

Brokers, or other agents under contract or

representatives

of

the

same

general

(d)

"Larceny and Embezzlement" as it applies

character

shall

not

be

considered

to any named Insured means those acts as

Employees.

set forth in Section 37 of the Investment

Company Act of 1940.

(b)

"Property" means money (i.e.. currency,

coin, bank notes, Federal Reserve notes),

(e)

"Items of Deposit" means any one or more

postage and revenue stamps, U.S. Savings

checks and drafts. Items of Deposit shall

Stamps, bullion, precious metals of all kinds

not be deemed uncollectible until the

and in any form and articles made

Insured's collection procedures have failed.

therefrom, jewelry, watches, necklaces,

bracelets, gems, precious and semi-precious

SECTION 2. EXCLUSIONS

stones, bonds, securities, evidences of

41206 (9/84)

THIS BOND DOES NOT COVER:

securities transactions upon Security

Exchanges or over the counter

(a)

loss effected directly or indirectly by means

market, (c) Investment Companies,

of forgery or alteration of, on or in any

or (d) Investment Advisors, or

instrument,

except

when

covered

by

(2)

of any rule or regulation made

Insuring Agreement (A), (E), (F) or (G).

pursuant to any such law, unless such

(b)

loss due to riot or civil commotion outside

loss, in the absence of such laws,

the United States of America and Canada;

rules

or

regulations,

would

be

or loss due to military, naval or usurped

covered under Insuring Agreements

power, war or insurrection unless such loss

(A) or (E).

occurs in transit in the circumstances

recited in Insuring Agreement (D), and

(g)

loss of Property or loss of privileges

unless, when such transit was initiated,

through the misplacement or loss of

there was no knowledge of such riot, civil

Property as set forth in Insuring Agreement

commotion, military, naval or usurped

(C) or (D) while the Property is in the

power, war or insurrection on the part of

custody of any armored motor vehicle

any person acting for the Insured in

company, unless such loss shall be in

initiating such transit.

excess of the amount recovered or

(c)

loss, in time of peace or war, directly or

received by the Insured under (a) the

indirectly caused by or resulting from the

Insured's contract with said armored motor

effects of nuclear fission or fusion or

vehicle company, (b) insurance carried by

radioactivity; provided, however, that this

said armored motor vehicle company for

paragraph shall not apply to loss resulting

the benefit of users of its service, and (c)

from industrial uses of nuclear energy.

all other insurance and indemnity in force in

(d) loss resulting from any wrongful act or acts

whatsoever form carried by or for the

of any person who is a member of the

benefit of users of said armored motor

Board of Directors of the Insured or a

vehicle company's service, and then this

member of any equivalent body by

bond shall cover only such excess.

whatsoever name known unless such

(h)

potential income, including but not limited to

person is also an Employee or an elected

interest and dividends, not realized by the

official, partial owner or partner of the

Insured because of a loss covered under

Insured in some other capacity, nor, in any

this bond, except as included under Insuring

event, loss resulting from the act or acts of

Agreement (I).

any person while acting in the capacity of a

(i)

all damages of any type for which the

member of such Board or equivalent body.

Insured is legally liable, except direct

(e)

loss resulting from the complete or partial

compensatory damages arising from a loss

non-payment of, or default upon, any loan

covered under this bond.

or transaction in the nature of, or amounting

(j)

loss through the surrender of Property

to, a loan made by or obtained from the

away from an office of the Insured as a

Insured or any of its partners, directors or

result of a threat

Employees,

whether

authorized

or

unauthorized and whether procured in good

(1)

to do bodily harm to any person,

faith or through trick, artifice, fraud or false

except loss of Property in transit in

pretenses. unless such loss is covered

the custody of any person acting as

under Insuring Agreement (A), (E) or (F).

messenger provided that when such

(f)

loss resulting from any violation by the

transit was initiated there was no

Insured or by any Employee

knowledge by the Insured of any

such threat, or

(1)

of law regulating (a) the issuance,

(2)

to do damage to the premises or

purchase or sale of securities, (b)

Property of the Insured, except when

41206 (9/84)

covered under Insuring Agreement

LEGAL PROCEEDINGS

(A).

This bond is for the use and benefit only of the

(k)

all costs, fees and other expenses incurred

Insured

named

in

the

Declarations

and

the

by the Insured in establishing the existence

Underwriter shall not be liable hereunder for loss

of or amount of loss covered under this

sustained by anyone other than the Insured unless the

bond unless such indemnity is provided for

Insured, in its sole discretion and at its option, shall

under Insuring Agreement (B).

include such loss in the Insured's proof of loss. At the

earliest practicable moment after discovery of any

(l)

loss resulting from payments made or

loss hereunder the Insured shall give the Underwriter

withdrawals from the account of a

written notice thereof and shall also within six months

customer of the Insured, shareholder or

after such discovery furnish to the Underwriter

subscriber

to

shares

involving

funds

affirmative proof of loss with full particulars. If claim

erroneously credited to such account,

is made under this bond for loss of securities or

unless such payments are made to or

shares, the Underwriter shall not be liable unless each

withdrawn

by

such

depositor

or

of such securities or shares is identified in such proof

representative of such person, who is within

of loss by a certificate or bond number or, where such

the premises of the drawee bank of the

securities or shares are uncertificated, by such

Insured or within the office of the Insured

identification means as agreed to by the Underwriter.

at the time of such payment or withdrawal

The Underwriter shall have thirty days after notice

or unless such payment is covered under

and proof of loss within which to investigate the claim,

Insuring Agreement (A).

but where the loss is clear and undisputed, settlement

shall be made within forty-eight hours; and this shall

(m) any loss resulting from Uncollectible Items

apply notwithstanding the loss is made up wholly or in

of Deposit which are drawn from a

part of securities of which duplicates may be

financial institution outside the fifty states of

obtained. Legal proceedings for recovery of any loss

the United States of America, District of

hereunder shall not be brought prior to the expiration

Columbia, and territories and possessions of

of sixty days after such proof of loss is filed with the

the United States of America, and Canada.

Underwriter nor after the expiration of twenty-four

months from the discovery of such loss, except that

SECTION 3. ASSIGNMENT OF RIGHTS

any action or proceeding to recover hereunder on

account of any judgment against the Insured in any

This bond does not afford coverage in favor of

suit mentioned in General Agreement C or to recover

any Employers of temporary personnel or of

attorneys' fees paid in any such suit, shall be begun

processors as set forth in sub-sections (6) and (7) of

within twenty-four months from the date upon which

Section 1(a) of this bond, as aforesaid, and upon

the judgment in such suit shall become final. If any

payment to the Insured by the Underwriter on

limitation embodied in this bond is prohibited by any

account of any loss through dishonest or fraudulent

law controlling the construction hereof, such limitation

act(s) including Larceny or Embezzlement committed

shall be deemed to be amended so as to be equal to

by any of the partners, officers or employees of such

the minimum period of limitation permitted by such

Employers, whether acting alone or in collusion with

law.

others, an assignment of such of the Insured's rights

and causes of action as it may have against such

Discovery occurs when the Insured

Employers by reason of such acts so committed shall,

(a)

becomes aware of facts, or

to the extent of such payment, be given by the

(b)

receives written notice of an actual or

Insured to the Underwriter, and the Insured shall

potential claim by a third party which

execute all papers necessary to secure to the

alleges that the Insured is liable under

Underwriter the rights herein provided for.

circumstance

which would cause a reasonable person to assume

SECTION 4. LOSS -NOTICE -PROOF-

that a loss covered by the bond has been or will be

41206 (9/84)

incurred even though the exact amount or details of

and the Insured cannot agree upon such cash value or

loss may not be then

such cost of replacement or repair, such shall be

known.

determined by arbitration.

SECTION 5. VALUATION OF PROPERTY

SECTION 7. LOST SECURITIES

The value of any Property, except books of

If the Insured shall sustain a loss of securities

accounts or other records used by the Insured in the

the total value of which is in excess of the limit stated

conduct of its business, for the loss of which a claim

in Item 3 of the Declarations of this bond, the liability

shall be made hereunder, shall be determined by the

of the Underwriter shall be limited to payment for, or

average market value of such Property on the

duplication of, securities having value equal to the limit

business day next preceding the discovery of such

stated in Item 3 of the Declarations of this bond.

loss; provided, however, that the value of any

If the Underwriter shall make payment to the

Property replaced by the Insured prior to the payment

Insured for any loss of securities, the Insured shall

of claim therefor shall be the actual market value at

thereupon assign to the Underwriter all of the

the time of replacement; and further provided that in

Insured's rights, title and interests in and to said

case of a loss or misplacement of interim certificates,

securities.

warrants, rights, or other securities, the production

With respect to securities the value of which do

which is necessary to the exercise of subscription,

not exceed the Deductible Amount (at the time of the

conversion, redemption or deposit privileges, the value

discovery of the loss) and for which the Underwriter

thereof shall be the market value of such privileges

may at its sole discretion and option and at the request

immediately preceding the expiration thereof if said

of the Insured issue a Lost Instrument Bond or Bonds

loss or misplacement is not discovered until after their

to effect replacement thereof, the Insured will pay the

expiration. If no market price is quoted for such

usual premium charged therefor and will indemnify

Property or for such privileges, the value shall be

the Underwriter against all loss or expense that the

fixed by agreement between the parties or by

Underwriter may sustain because of the issuance of

arbitration.

such Lost Instrument Bond or Bonds.

With respect to securities the value of which

In case of any loss or damage to Property

exceeds the Deductible Amount (at the time of

consisting of books of accounts or other records used

discovery of the loss) and for which the Underwriter

by the Insured in the conduct of its business, the

may issue or arrange for the issuance of a Lost

Underwriter shall be liable under this bond only if

Instrument Bond or Bonds to effect replacement

such books or records are actually reproduced and

thereof, the Insured agrees that it will pay as premium

then for not more than the cost of blank books, blank

therefor a proportion of the usual premium charged

pages or other materials plus the cost of labor for the

therefor, said proportion being equal to the percentage

actual transcription or copying of data which shall

that the Deductible Amount bears to the value of the

have been furnished by the Insured in order to

securities upon discovery of the loss, and that it will

reproduce such books and other records.

indemnify the issuer of said Lost Instrument Bond or

Bonds against all loss and expense that is not

SECTION 6. VALUATION OF PREMISES AND

recoverable from the Underwriter under the terms

FURNISHINGS

and conditions of this INVESTMENT COMPANY

BLANKET BOND subject to the Limit of Liability

In case of damage to any office of the Insured,

hereunder.

or loss of or damage to the furnishings, fixtures,

stationery, supplies, equipment, safes or vaults therein,

SECTION 8. SALVAGE

the Underwriter shall not be liable for more than the

actual cash value thereof, or for more than the actual

In case of recovery, whether made by the

cost of their replacement or repair. The Underwriter

Insured or by the Underwriter, on account of any loss

may, at its election, pay such actual cash value or

in excess of the Limit of Liability hereunder plus the

make such replacement or repair. If the Underwriter

Deductible Amount applicable to such loss from any

41206 (9/84)

source other than suretyship, insurance, reinsurance,

of any other person or persons shall be

security or indemnity taken by or for the benefit of the

deemed to be one loss with the act or acts

Underwriter, the net amount of such recovery, less

of the persons aided, or

the actual costs and expenses of making same, shall

(e)

any one casualty or event other than those

be applied to reimburse the Insured in full for the

specified in (a), (b), (c) or (d) preceding,

excess portion of such loss, and the remainder, if any,

shall be deemed to be one loss, and

shall be paid first in reimbursement of the

Underwriter and thereafter in reimbursement of the

shall be limited to the applicable Limit of Liability

Insured for that part of such loss within the

stated in Item 3 of the Declarations of this bond

Deductible Amount. The Insured shall execute all

irrespective of the total amount of such loss or losses

necessary papers to secure to the Underwriter the

and shall not be cumulative in amounts from year to

rights provided for herein.

year or from period to period.

Sub-section (c) is not applicable to any situation

SECTION 9. NON-REDUCTION AND NON-

to which the language of sub-section (d) applies.

ACCUMULATION OF LIABILITY AND TOTAL

LIABILITY

SECTION 10. LIMIT OF LIABILITY

At all times prior to termination hereof this bond

With respect to any loss set forth in the

shall continue in force for the limit stated in the

PROVIDED clause of Section 9 of this bond which is

applicable sections of Item 3 of the Declarations of

recoverable or recovered in whole or in part under

this bond notwithstanding any previous loss for which

any other bonds or policies issued by the Underwriter

the Underwriter may have paid or be liable to pay

to the Insured or to any predecessor in interest of the

hereunder; PROVIDED, however, that regardless of

Insured and terminated or cancelled or allowed to

the number of years this bond shall continue in force

expire and in which the period for discovery has not

and the number of premiums which shall be payable

expired at the time any such loss thereunder is

or paid, the liability of the Underwriter under this bond

discovered, the total liability of the Underwriter under

with respect to all loss resulting from

this bond and under other bonds or policies shall not

exceed, in the aggregate, the amount carried

(a)

any one act of burglary, robbery or holdup,

hereunder on such loss or the amount available to the

or attempt thereat, in which no Partner or

Insured under such other bonds or policies, as limited

Employee is concerned or implicated shall

by the terms and conditions thereof, for any such loss

be deemed to be one loss, or

if the latter amount be the larger.

(b)

any one unintentional or negligent act on the

part of any one person resulting in damage

SECTION 11. OTHER INSURANCE

to or destruction or misplacement of

Property, shall be deemed to be one loss, or

If the Insured shall hold, as indemnity against

(c)

all wrongful acts, other than those specified

any

loss

covered

hereunder,

any

valid

and

in (a) above, of any one person shall be

enforceable insurance or suretyship, the Underwriter

deemed to be one loss, or

shall be liable hereunder only for such amount of such

loss which is in excess of the amount of such other

(d)

all wrongful acts, other than those specified

insurance or suretyship, not exceeding, however, the

in (a) above, of one or more persons (which

Limit of Liability of this bond applicable to such loss.

dishonest act(s) or act(s) of Larceny or

Embezzlement include, but are not limited

SECTION 12. DEDUCTIBLE

to, the failure of an Employee to report

such acts of others) whose dishonest act or

The Underwriter shall not be liable under any of

acts

intentionally

or

unintentionally,

the Insuring Agreements of this bond on account of loss

knowingly or unknowingly, directly or

as specified, respectively, in sub-sections (a), (b), (c),

indirectly, aid or aids in any way, or permits

(d) and (e) of Section 9, NON-REDUCTION AND

the continuation of, the dishonest act or acts

NON- ACCUMULATION OF LIABILITY AND

41206 (9/84)

TOTAL LIABILITY, unless the amount of such loss,

assignment for the benefit of creditors of the Insured.

after deducting the net amount of all reimbursement

or immediately upon such Insured ceasing to exist,

and/or recovery obtained or made by the Insured, other

whether through merger into another entity, or by

than from any bond or policy of insurance issued by an

disposition of all of its assets.

insurance company and covering such loss, or by the

The Underwriter shall refund the unearned

Underwriter on account thereof prior to payment by the

premium computed at short rates in accordance with

Underwriter of such loss, shall exceed the Deductible

the standard short rate cancellation tables if

Amount set forth in Item 3 of the Declarations hereof

terminated by the Insured or pro rata if terminated for

(herein called Deductible Amount) and then for such

any other reason.

excess only, but in no event for more than the

applicable Limit of Liability stated in Item 3 of the

This Bond shall terminate

Declarations.

(a)

as to any Employee as soon as any

The Insured will bear, in addition to the

partner, officer or supervisory Employee

Deductible Amount, premiums on Lost Instrument

of the Insured, who is not in collusion

Bonds as set forth in Section 7.

with such Employee, shall learn of any

There shall be no deductible applicable to any

dishonest or fraudulent act(s), including

loss under Insuring Agreement A sustained by any

Larceny or Embezzlement on the part of

Investment Company named as Insured herein.

such Employee without prejudice to the

loss of any Property then in transit in the

custody of such Employee (See Section

16[d]), or

(b)

as to any Employee 60 days after receipt

SECTION 13. TERMINATION

by each Insured and by the Securities and

Exchange Commission of a written notice

The Underwriter may terminate this bond as an

from the Underwriter of its desire to

entirety by furnishing written notice specifying the

terminate this bond as to such Employee,

termination date which cannot be prior to 60 days

or

after the receipt of such written notice by each

(c)

as to any person, who is a partner, officer

Investment Company named as Insured and the

or employee of any Electronic Data

Securities and Exchange Commission, Washington,

Processor covered under this bond, from

D.C. The Insured may terminate this bond as an

and after the time that the Insured or any

entirety

by

furnishing

written

notice

to

the

partner or officer thereof not in collusion

Underwriter. When the Insured cancels, the Insured

with such person shall have knowledge or

shall furnish written notice to the Securities and

information

that

such

person

has

Exchange Commission, Washington. D.C. prior to 60

committed any dishonest or fraudulent

days before the effective date of the termination. The

act(s),

including

Larceny

or

Underwriter

shall

notify

all

other

Investment

Embezzlement in the service of the

Companies named as Insured of the receipt of such

Insured or otherwise, whether such act

termination notice and the termination cannot be

be committed before or after the time this

effective prior to 60 days after receipt of written

bond is effective.

notice by all other Investment Companies. Premiums

are earned until the termination date as set forth

SECTION 14. RIGHTS AFTER TERMINATION

herein.

OR CANCELLATION

This Bond will terminate as to any one Insured

At any time prior to the termination or

immediately upon taking over of such Insured by a

cancellation of this bond as an entirety, whether by

receiver or other liquidator or by State or Federal

the Insured or the Underwriter, the Insured may give

officials, or immediately upon the filing of a petition

to the Underwriter notice that it desires under this

under any State or Federal statute relative to

bond an additional period of 12 months within which

bankruptcy or reorganization of the Insured, or

to discover loss sustained by the Insured prior to the

41206 (9/84)

effective date of such termination or cancellation and

the systems for the central handling of securities

shall pay an additional premium therefor.

established and maintained by such Corporations, and

Upon receipt of such notice from the Insured,

any employee of any recognized service company,

the Underwriter shall give its written consent thereto;

while such officers, partners, clerks and other

provided, however, that such additional period of time

employees and employees of service companies

shall terminate immediately;

perform services for such Corporations in the

(a)

on the effective date of any other

operation of such systems. For the purpose of the

insurance obtained by the Insured, its

above definition a recognized service company shall

successor in business or any other party,

be any company providing clerks or other personnel to

replacing in whole or in part the insurance

said Exchanges or Corporation on a contract basis.

afforded by this bond, whether or not

The Underwriter shall not be liable on account

such other insurance provides coverage

of any loss(es) in connection with the central handling

for loss sustained prior to its effective

of securities within the systems established and

date, or

maintained by such Corporations, unless such loss(es)

(b)

upon takeover of the Insured's business

shall be in excess of the amount(s) recoverable or

by any State or Federal official or

recovered under any bond or policy of insurance

agency, or by any receiver or liquidator,

indemnifying such Corporations, against such loss(es),

acting or appointed for this purpose

and then the Underwriter shall be liable hereunder

without the necessity of the Underwriter giving notice

only for the Insured's share of such excess loss(es),

of such termination. In the event that such additional

but in no event for more than the Limit of Liability

period of time is terminated, as provided above, the

applicable hereunder.

Underwriter shall refund any unearned premium.

For the purpose of determining the Insured's

The right to purchase such additional period for

share of excess loss(es) it shall be deemed that the

the discovery of loss may not be exercised by any

Insured has an interest in any certificate representing

State or Federal official or agency, or by any receiver

any security included within such systems equivalent

or liquidator, acting or appointed to take over the

to the interest the Insured then has in all certificates

Insured's business for the operation or for the

representing the same security included within such

liquidation thereof or for any other purpose.

systems and that such Corporations shall use their

best judgement in apportioning the amount(s)

SECTION

15.

CENTRAL

HANDLING

OF

recoverable or recovered under any bond or policy of

SECURITIES

insurance indemnifying such Corporations against

such loss(es) in connection with the central handling

Securities included in the systems for the

of securities within such systems among all those

central

handling

of

securities

established

and

having an interest as recorded by appropriate entries

maintained by Depository Trust Company, Midwest

in the books and records of such Corporations in

Depository

Trust

Company,

Pacific

Securities

Property involved in such loss(es) on the basis that

Depository

Trust

Company,

and

Philadelphia

each such interest shall share in the amount(s) so

Depository

Trust

Company,

hereinafter

called

recoverable or recovered in the ratio that the value of

Corporations, to the extent of the Insured's interest

each such interest bears to the total value of all such

therein as effective by the making of appropriate

interests and that the Insured's share of such excess

entries on the books and records of such Corporations

loss(es) shall be the amount of the Insured's interest

shall be deemed to be Property.

in such Property in excess of the amount(s) so

The words "Employee" and "Employees" shall

apportioned to the Insured by such Corporations.

be deemed to include the officers, partners, clerks and

This bond does not afford coverage in favor of

other employees of the New York Stock Exchange,

such Corporations or Exchanges or any nominee in

Boston Stock Exchange, Midwest Stock Exchange,

whose name is registered any security included within

Pacific Stock Ex- change and Philadelphia Stock

the systems for the central handling of securities

Exchange, hereinafter called Exchanges, and of the

established and maintained by such Corporations, and

above named Corporations, and of any nominee in

upon payment to the Insured by the Underwriter on

whose name is registered any security included within

account of any loss(es) within the systems, an

41206 (9/84)

assignment of such of the Insured's rights and causes

named Insured for the purposes of this

of action as it may have against such Corporations or

bond.

Exchanges shall to the extent of such payment, be

given by the Insured to the Underwriter, and the

SECTION 17. NOTICE AND CHANGE OF

Insured shall execute all papers necessary to secure

CONTROL

to the Underwriter the rights provided for herein.

Upon the Insured's obtaining knowledge of a

SECTION 16. ADDITIONAL COMPANIES

transfer of its outstanding voting securities which

INCLUDED AS INSURED

results in a change in control (as set forth in Section

2(a) (9) of the Investment Company Act of 1940) of

If more than one corporation, co-partnership or

the Insured, the Insured shall within thirty (30) days of

person or any combination of them be included as the

such

knowledge

give

written

notice

to

the

Insured herein:

Underwriter setting forth:

(a)

the names of the transferors and

(a)

the total liability of the Underwriter

transferees

(or

the

names

of

the

hereunder for loss or losses sustained by

beneficial owners if the voting securities

any one or more or all of them shall not

are requested in another name), and

exceed

the

limit

for

which

the

(b)

the total number of voting securities

Underwriter would be liable hereunder if

owned by the transferors and the

all such loss were sustained by any one

transferees (or the beneficial owners),

of them,

both immediately before and after the

(b)

the one first named herein shall be

transfer, and

deemed authorized to make, adjust and

(c)

the total number of outstanding voting

receive and enforce payment of all claims

securities.

hereunder and shall be deemed to be the

agent of the others for such purposes and

As used in this section, control means the

for the giving or receiving of any notice

power to exercise a controlling influence over the

required or permitted to be given by the

management or policies of the Insured.

terms

hereof,

provided

that

the

Underwriter shall furnish each named

Failure to give the required notice shall result in

Investment Company with a copy of the

termination of coverage of this bond, effective upon

bond and with any amendment thereto,

the date of stock transfer for any loss in which any

together with a copy of each formal filing

transferee is concerned or implicated.

of the settlement of each such claim prior

Such notice is not required to be given in the

to the execution of such settlement,

case of an Insured which is an Investment Company.

(c) the Underwriter shall not be responsible

for the proper application of any payment

SECTION 18. CHANGE OR MODIFICATION

made hereunder to said first named

Insured,

This bond or any instrument amending or

(d)

knowledge possessed or discovery made

effecting same may not be changed or modified

by any partner, officer or supervisory

orally. No changes in or modification thereof shall be

Employee of any Insured shall for the

effective unless made by written endorsement issued

purposes of Section 4 and Section 13 of

to form a part hereof over the signature of the

this

bond

constitute

knowledge

or

Underwriter's Authorized Representative. When a

discovery by all the Insured, and

bond covers only one Investment Company no change

or modification which would adversely affect the

(e)

if the first named Insured ceases for any

rights of the Investment Company shall be effective

reason to be covered under this bond,

prior to 60 days after written notification has been

then the Insured next named shall

furnished to the Securities and Exchange Commission,

thereafter be considered as the first

Washington, D.C. by the Insured or by the

41206 (9/84)

Underwriter. If more than one Investment Company

is named as the Insured herein, the Underwriter shall

give written notice to each Investment Company and

to

the

Securities

and

Exchange

Commission,

Washington, D.C. not less than 60 days prior to the

effective date of any change or modification which

would adversely affect the rights of such Investment

Company.

IN WITNESS WHEREOF, the Underwriter has

caused this bond to be executed on the Declarations

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